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                                                               File No. 070-9895


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-1/A

                        POST-EFFECTIVE AMENDMENT NO. 5 TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

                  (Name of companies filing this statement and
                    address of principal executive offices)


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)


                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)

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                 The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                             Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                       Baker Botts L.L.P.
Baker Botts L.L.P.                              3000 One Shell Plaza
The Warner                                      Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                  (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         From time to time, CenterPoint Energy, Inc. and its subsidiaries make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, within the meaning of Rule 103A under the Public Utility Holding Company Act of 1935 or other provisions of the securities laws. Actual results may differ materially from those expressed or implied by these statements. The reader can generally identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "will," "forecast," "goal," "objective," "projection," or other similar words.

         We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution the reader that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure the reader that actual results will not differ materially from those expressed or implied by our forward-looking statements.

         For some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements, see CenterPoint Energy, Inc.'s Annual Report on Form 10-K for the period ending December 31, 2002 (File No. 1-31447), including those outlined in "Business -- Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors Affecting Our Future Earnings", the Current Report of CenterPoint Energy, Inc. on Form 8-K dated as of May 12, 2003 and in this Form U-1/A.

         The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

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         CenterPoint Energy, Inc. ("CenterPoint" or the "Company") and Utility
Holding, LLC hereby provides additional information in this Application-Declaration to update the Securities and Exchange Commission (the "Commission") on recent developments in File No. 070-9895.

         This Post-Effective Amendment No. 5 to the Application-Declaration is intended to supplement and amend, as appropriate, Post-Effective Amendment No. 4 to the Application-Declaration (the "Post-Effective Amendment No. 4").

         As discussed in the Post-Effective Amendment No. 4, pursuant to authority granted by the Commission in its order dated July 5, 2002 (HCAR No. 27548), CenterPoint entered into a $3.85 billion, 364-day credit facility (the "CenterPoint Facility") to replace a similar facility that had expired. On February 28, 2003, CenterPoint reached agreement with a syndicate of banks on a second amendment to the CenterPoint Facility (the "Second Amendment"), which provided significant improvements for CenterPoint and enhanced its access to the capital markets.(1)

         As additional compensation to the banks for the extended maturity and the elimination of the mandatory prepayments that had existed under the CenterPoint Facility, CenterPoint committed under the Second Amendment to grant the banks, on or before May 28, 2003, warrants to purchase 10 percent, on a fully diluted basis, of the Company's common stock. The exercise price for the warrants would be equal to the greater of (i) $6.56 or (ii) 110 percent of the closing price on the New York Stock Exchange on the date the warrants are issued. The warrants would be issued upon receipt of Commission approval and would remain outstanding for four years. They would not, however, be exercisable for a year after issuance.

         CenterPoint has the opportunity to reduce or extinguish the warrants to the extent it reduces the bank facility during 2003 by specified amounts. The Second Amendment contemplates that the Company could extinguish up to $400 million of warrants by reducing the bank facility by a like amount on or before May 28, 2003. The remaining 50% of the warrants could be extinguished, on a proportionate basis, to the extent the Company reduces the bank facility by up to an additional $400 million by the end of 2003.

         To date, CenterPoint has reduced the bank facility by $607 million, thereby extinguishing approximately 75% of the warrants, and anticipates that it will obtain sufficient funds from recently announced financings to eliminate the vesting of the remainder of the warrants.

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     (1) At current credit ratings, pricing for loans under the Second Amendment remains the same as under the original CenterPoint Facility. CenterPoint has agreed to pay the banks an extension fee of 75 basis points on the amounts outstanding under the bank facility on October 9, 2003, the maturity date of the original CenterPoint Facility. CenterPoint also paid $41 million in fees that were due on February 28, 2003 and agreed to accelerate payment of $20 million in fees that were otherwise due on June 30, 2003, under the terms of the existing facility.


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EXHIBITS

         Exhibit G-26   Description of existing system debt and a discussion of
                        priorities with respect to same (revised).

         Exhibit G-27   Financing Opinion (filed in connection herewith with a
                        request for confidential treatment).

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  May 22, 2003


CENTERPOINT ENERGY, INC.
and its subsidiary companies as named on the title page

By:    /s/ Rufus S. Scott
       --------------------------------------------
       Rufus S. Scott
       Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.


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